Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C. 20549

June 20, 2018

Re:

HyperSciences, Inc.

Offering Statement on Form 1-A

Filed on March 6, 2018

CIK No. 0001646921

Dear Ms. Ravitz:

We acknowledge receipt of comments in your letter of June 19, 2018, which we have set out below, together with our responses.

Risk Factors, page 10

1.

We note your response to prior comment 3. Please expand your risk factor disclosure to address sections 3(b), 3(d) and 8 of the investor proxy agreement.

We have eliminated the Investor Proxy Agreement from the offering. We have also amended the Offering Circular and its accompanying exhibits to remove all references to the Investor Proxy Agreement. Therefore, we believe the requested additional risk factor disclosures are not necessary.

Trends, page 46

2.

We note your added disclosure regarding the SBIR program. Please expand your disclosure to briefly describe what the program is and the different phases of the program so that an investor will understand the stage at which you are developing this technology.

We have amended the Offering Circular to provide additional disclosure relating to the SBIR program and the different phases of the program so that an investor will understand the stage at which HyperSciences, Inc. is developing its technology.

Investor Proxy Agreement, page 57

3.

Please reconcile your response to prior comment 4 regarding who has the authority to direct the votes subject to the investor proxy agreement with section 3 of the investor proxy agreement and the disclosure in your offering circular, such as on the cover page and page 15. Also, revise your disclosure to explain how the provisions of sections 3 and 4 of the investor proxy agreement interact. As one example only, explain the types of voting decisions assigned to SeedInvest under section 3 and to you under section 4. Additionally, provide the information requested by prior comment 4 regarding the percentage of total outstanding votes for any person with the authority to direct votes under the investor proxy agreement.

We have eliminated the Investor Proxy Agreement from the offering. We have also amended the Offering Circular and its accompanying exhibits to remove all references to the Investor Proxy Agreement. Therefore, we believe the requested additional disclosures relating to the Investor Proxy Agreement are not necessary.

Exhibit 12

4.

Please have counsel opine on the legality of the common shares underlying the preferred shares.

We have amended Exhibit 12 so the legal opinion also relates to the common shares underlying the preferred shares.

Sincerely,

/s/ Daniel M. Wadkins

Daniel M. Wadkins

Partner

Lee & Hayes, PLLC

cc: Mark Russell

HyperSciences, Inc.